UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 1, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated November 5, 2015
•	Press Release dated November 25, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: December 1, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Acquires 24.9% Interest in UK Offshore Wind Project

CALGARY, ALBERTA – November 5, 2015 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) (the “Company”) today announced the acquisition of a 24.9 percent interest in the 400 megawatt (MW) Rampion Offshore Wind Project (the “project”) in the UK. The Company’s total investment in the project is expected to be CAD $750 million (£370 million) inclusive of all interest during construction, transaction costs and a development fee. The project was developed and is being constructed by E.ON Climate & Renewables UK Limited, a subsidiary of E.ON SE (“E.ON”), one of the world’s largest utilities and a leading developer of wind energy projects.

Located 13 kilometres off the UK Sussex coast, at its nearest point, the project is backed by revenues from the UK’s fixed price Renewable Obligation Certificates program and a 15-year power purchase agreement. Comprised of 116 Vestas V112-3.45 MW turbines, construction of the wind farm began in September 2015 and is expected to be fully operational in 2018.

“Offshore wind is a natural next step for Enbridge’s significant wind business” said Enbridge President and Chief Executive Officer Al Monaco. “We have a well-established renewables business and growing expertise in wind power technology, construction and operations and this project provides an attractive opportunity to partner with E.ON, an industry leading constructor and operator of offshore wind projects, and Green Investment Bank with its experience of supporting offshore wind ventures. Further developing our expertise in this business will position Enbridge to participate in future offshore developments.”

“Our investment in Rampion Offshore Wind is a strong fit with our investor value proposition and advances a number of key corporate priorities,” added Mr. Monaco. “Rampion provides a timely and effective entry point to the European offshore wind business and it supports our objective of developing new platforms that extend and diversify our industry leading growth beyond 2019. The European offshore wind business comes with strong market fundamentals, sound commercial underpinnings and attractive returns. Once the project goes into service in 2018, we expect it to be immediately accretive to available cash flow from operations and earnings per share.”

Over the next decade, some €100 billion of investment is forecast in the European offshore wind industry. The UK is a European leader in the implementation of measures to reduce carbon emissions, including the promotion of renewable technologies, and leads all other European countries in the adoption of offshore wind technology. There are presently 32 operating offshore wind farms in the UK, representing 4.4 gigawatts (GW) or 56 percent of the European offshore wind market with another 13 farms under construction.

Under the terms of the agreement Enbridge will become one of three shareholders in Rampion Offshore Wind Limited which owns the project. The UK Green Investment Bank plc holds a 25 percent interest, and E.ON will retain the balance of 50.1 percent.

E.ON will manage construction of the project under a Construction Management Agreement. Rampion Offshore Wind Project is E.ON’s tenth offshore wind project worldwide and its sixth in the UK. It will be operated by E.ON under a 25-year Management and Operations Management Agreement.

E.ON currently operates a four GW wind portfolio across the globe. Enbridge and E.ON are partners in the 200 MW Magic Valley Wind Project in Texas and the 200 MW Wildcat Wind Project located in Indiana. Enbridge holds an 80 percent interest in both projects; both are operated by E.ON.

Enterprise wide, Enbridge has invested over CAD $4 billion in renewable power generation and transmission in the past decade. The Company’s portfolio comprises 1,800 MW net generating capacity across North America from 14 wind farms, four solar farms, one geothermal project and the Montana-Alberta transmission line.

Enbridge’s financial advisor for this transaction was Access Corporate Finance Partners LLP and its legal advisor was Dentons UKMEA LLP.

Rampion Offshore Wind Project At-A-Glance:

Location:	13-20 km off the Sussex coast, near to Brighton, UK
Installed Capacity:	400 MW
Turbine:	116 Vestas V122-3.45 MW turbines
Water Depth:	19-40 meters
Area:	72 km2
Developer:	E.ON

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in 1,800 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs more than 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2015.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Information

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to project completion, operating performance, regulatory parameters, weather, economic conditions and commodity prices. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Acquires 103-Megawatt West Virginia Wind Project

CALGARY, ALBERTA – November 25, 2015 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced the acquisition of a 100 percent interest in the 103-megawatt (MW) New Creek Wind Project, from EverPower Wind Holdings, LLC. Enbridge’s total investment is approximately US$0.2 billion.

Located in Grant County, West Virginia, New Creek Wind will comprise 49 Gamesa G97/G90 turbines and is targeted to be in service in December 2016. The project was developed by EverPower Wind Holdings LLC., an independent U.S. renewable energy developer.

“With strong fundamentals and commercial underpinnings, the New Creek Wind Project is a strong fit within our low-risk value proposition, and advances a key corporate priority of growing our renewable generation platform,” said Vern Yu, Senior Vice President, Corporate Planning and Chief Development Officer, Enbridge Inc. “We welcome the relationship with EverPower, a safe and community-focused developer, owner and operator of U.S. wind projects.”

The project is backed by renewable energy credit (REC) sales and off take agreements with fixed pricing through mid-and-long-term contracts.

New Creek will be constructed under a fixed-price engineering, procurement and construction (EPC) agreement with White Construction Inc. Gamesa will provide turbine operations and maintenance (O&M) services under a five-year fixed price contract, following which Enbridge will operate.

Including this acquisition, Enbridge has invested approximately CAD $5 billion in renewable power generation and transmission since 2002. Enterprise-wide, the Company now has interests in nearly 2,000 MW of net renewable generating capacity operating, secured or under construction.

New Creek Wind Project At-A-Glance:

Location:	Grant County, West Virginia
Installed Capacity:	103 MW
Turbine Technology:	49 Gamesa G97/G90
Developer:	EverPower Wind Holdings, LLC

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to project commencement, construction and completion, project equity investors, operating performance, regulatory parameters, competition, growth, economic conditions, and the renewable energy market. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com